Mail Stop 3561

								April 17, 2006

Mr. Marios Pantazopoulos, CFO
Energy Infrastructure Acquisition Corp.
641 Fifth Avenue
New York, N.Y. 10022

	Re:	Energy Infrastructure Acquisition Corp.
		Amendment No. 1 to Registration Statement on
      Form S-1
		Filed March 24, 2006
		File No. 333-131648

Dear Mr. Pantazopoulos:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note the disclosure on page 6 and elsewhere that the company will proceed with a business combination "only if a majority of the shares of common stock ... are voted in favor of the business combination and public stockholders owning less than 30% of the shares sold in this offering and the Regulation S private placement exercise their redemption rights." We note the structure of this offering increases the amount typically seen in SPAC offerings from
20% to 30%. Please discuss in the prospectus whether the 30% threshold will have any effect upon the company`s ability to consummate a business combination with a target business whose fair market value is at least equal to 80% of the amount in the trust account.

Cover Page of the Prospectus
2. Please revise the second paragraph to indicate the offering price per unit.

Prospectus Summary, page 1
3. In the second to last paragraph on page 1 you state that a target business includes "one or more entities with agreements to acquire an operating business in the energy industry." Please disclose the meaning of this statement.

Additional Issuable Shares, page 2
4. We note your disclosure that Mr. Sagredos is to receive assignable options. Please clarify the term "assignable" and indicate whether the options will be issued in registered form.

Risk Factors, page 9
5. In the risk factor on page 22, "[i]f we are deemed to be an investment company ...," please revise the risk factor to explain why the company could be deemed an investment company. See Section 3(a)(1)(A) and (C) of the Investment Company Act of 1940.
Use of Proceeds, page 24
6. Please substantially revise the use of proceeds table to include a section that details all of the expenses and amounts of each expense related to the identification and structuring of a business combination, such as legal and accounting, payment of office space and administrative support, due diligence and working capital. Also include a line item that discloses the total amount of theses expenses. Disclosure that details how these expenses will be funded could be included in footnotes or in subsequent disclosure to the table.
7. In response to our prior comment 30 you disclose that a portion of the underwriter`s placement fee will be paid in four quarterly installments from the interest earned in the trust account. Your response references the summary section but the staff was unable to locate a discussion of the $412,699 in placement fees. Please advise us. In addition, please clarify whether the company will be required to pay these placement fees prior to making any interest draws against the trust account.


8. The amount of total offering expenses of $8,128,980 and $8,578,980, including the over-allotment option, does not foot, and the reason is not clear from the lengthy footnotes to the table. Please revise to clearly present the offering and placement expenses.
9. Please disclose the name of the unaffiliated third party whom you will pay your administrative expenses to.

Dilution, page 28
10. Please tell us why the numerator in the calculation of pro forma net tangible book value after the offering does not include the deduction of $1,582,540 in deferred underwriter compensation.

Capitalization, page 29
11. Please provide disclosure to clarify the effect on additional paid-in capital of the three million options to be issued to Mr.
Sagredos at closing.

Proposed Business, page 32

Limited ability to evaluate the target business` management, page
40
12. In reviewing your response to our prior comment 41 the staff was unable to follow how and where the company responded to our comment.
Accordingly, we reissue our comment. Please reconcile your statement on page 41 that you cannot assure the investors that "[y]our officers and directors will have significant experience or knowledge relating to the operations of the particular target business" with the statements on page 34 that your management has "extensive experience in the energy industry" and "collectively compromise a formidable pool of expertise." Please clarify throughout your document whether your management team`s experience is in operations or more focused on specific transactions within this industry. In addition, please clarify the value that management adds to the company both prior to the investment and post investment.

Competition, page 42
13. We note your response to our prior comment 44 and we reissue the comment. In this section, please include a discussion of the competition the company will face from similarly structured blank check companies.



Facilities, page 43
14. We reissue in part our prior comment 45. Please disclose the nature of these additional services. In addition, please disclose whether the $7,500 fee for the office space is a competitive price for the particular market.

Comparison to offerings of blank check companies, page 44
15. In the table, please include a discussion that compares the terms of the offering with the terms under Rule 419 with respect to the shareholders` rights to receive interest earned from the funds held in escrow.
Management, page 47
16. We reissue our prior comment 48 regarding the presentation of financial information respecting the total size of the employing companies without clarifying the size of the division actually supervised by management. For example, and without limiting the comment, it is unclear whether the subsidiary that Mr. Wong supervised or the parent organization had $67 billion in revenues in
2002.  Please clarify your disclosure.

Principal Stockholders, page 52
17. We note your response to our prior comment 55. Please be advised that our comment referred to any attempts by the company to prevent the ownership dilution of existing shareholders, both before or after the offering. We were not looking for a discussion of dividends generally. If the company has any provisions in place to prevent the ownership dilution of its existing stockholders, please discuss such provisions.
Certain Transactions, page 54
18. In the last full paragraph on page 54 we note your disclosure that the vesting of Mr. Sangredos` options is contingent on his remaining and officer or director. Please clarify this statement. In particular, does this mean that Mr. Sangredos must be an officer or director of the company following the business combination in order for his options to vest? If so, please include a discussion of the potential conflict that this may create in negotiating and selecting a target.

Underwriting, page 61
19. We note the contingent nature of part of the underwriters` compensation. In light of Regulation M, please include disclosure in the registration statement regarding when the distribution ends. This disclosure may relate to when all of the shares have been sold, there are no more selling efforts, there is no more stabilization or the overallotment has been exercised. Note that disclosure merely stating that the distribution ends at the closing of the IPO is insufficient.

Financial Statements

Note 1 - Organization, proposed business operations and summary of significant accounting policies, page F-7
20. Revise to disclose your accounting policies related to share-based payment. Also, expand your discussion of recently issued accounting pronouncements to discuss the impact of SFAS 123R and its effective date for your company. See SAB Topic 11M.

Note 7 - Subsequent Events, page F-10
21. Please expand your footnote disclosure of the stock options to be issued to Mr. Sagredos to disclose all material terms of the agreement and to provide all disclosures required by SFAS 123R. Disclose the expected accounting treatment of the options, the expected fair value, the method of estimating the fair value, and the assumptions you used in developing your estimate. Also, please explain to us your basis for amortizing this share based payment over a three year period following the closing of the offering.
Explain
the relevant terms and conditions and describe how this treatment complies with SFAS 123R and other applicable guidance. Also, explain the specific accounting treatment in the event a business combination occurs before two years from the closing date and your basis for such treatment.

Part II

Item 15. Recent Sales of Unregistered Securities
22. Please include a discussion of the issuance of the option to Mr.
Sagredos as required by Item 701 of Regulation S-K.
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Raquel Howard at (202) 551-3291 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay
Williamson at (202) 551-3393.

      Sincerely,



John Reynolds
Assistant Director


cc. 	Mitchell S. Nussbaum, Esq.
	Fax: (212) 407-4990
Mr. Pantazopoulos
Energy Infrastructure Acquisition Corp.
April 17, 2006
Page 1